03019640
E 12-31-02
RECD S.E.C.
APR 7 2003
1086
ARIS
1-12019







It's a personal world.

Quaker's people are connecting in new ways to make our global enterprise work.

PROCESSED
APR 09 2003
THOMSON FINANCIAL

Quaker Chemical Corporation 2002 Summary Annual Report



Front cover, clockwise

Christian Scholund
Internal Audit Manager

Brittney Stone
Business Analyst, Finance & Accounting

Rong Wu
Scientist, Steel Research

Charlie Eddy
Chemical Technologist, Customer Service Lab, Fluid Power

Back cover, clockwise

Michael Zink
Global Marketing Manager, Steel/Fluid Power

Trinidad Bagamasbad
Chemist, Steel Research

Timothy Haines
Manager, Human Resources

Mary Lalor
Human Resources Representative

Destination

A single worldwide company that delivers everywhere the best from anywhere, that creates value in every process we serve, and that every customer will find indispensable. We will be the undisputed leader in the businesses we choose and will be known widely for our growth and financial success and as a premier place to work.

Corporate Profile

Quaker Chemical Corporation, headquartered in Conshohocken, Pennsylvania, is a worldwide developer, producer, and marketer of custom-formulated chemical specialty products and a provider of chemical management services for manufacturers around the globe, primarily in the steel and automotive industries.

Table of Contents

Financial Highlights 1
A Message from the Chairman 2
Progress towards our Destination 4
Management's Discussion and Analysis 12
Financial Statements 21
Selected Financial Data 25
Directors and Officers 26
Global Operations 27
Corporate Information 28

This Summary Annual Report provides basic financial information on our Company in a condensed format. Comprehensive financial reporting is contained in Quaker's Annual Report on Form 10-K. We invite you to refer to the Form 10-K, which is available on our Web site (www.quakerchem.com), for a more detailed discussion of our performance.

This Summary Annual Report may contain forward-looking statements. Readers are cautioned that such forward-looking statements involve risks and uncertainties which could significantly affect expected results from those expressed in any such forward-looking statements. Readers are directed to Quaker's Annual Report on Form 10-K for a description of such risks and uncertainties.

Financial Highlights

Highlights of the Year

(Dollars in thousands except per share data)	2002	2001	2000
Net sales	**$274,521**	$251,074	$267,570
Gross margin	**111,577**	101,029	112,040
Operating income	**23,973**	14,191[1]	25,148[2]
Net income	**14,297**	7,665[1]	17,163[2]
Per share data:			
Net income basic	**$ 1.56**	$ .85[1]	$1.94[2]
Net income diluted	**1.51**	.84[1]	1.93[2]
Net income diluted, excluding special items	**1.51**	1.49[1]	2.06[2]
Dividends	**.84**	.82	.80

Highlights at End of Year

(Dollars in thousands)	2002	2001	2000
Total assets	**$213,858**	$179,666	$188,239
Working capital	**37,529**	47,424	52,981
Shareholders' equity	**88,055**	80,899	84,907
Number of shares outstanding	**9,250**	9,047	8,851

[1] The results of operations for 2001 include restructuring charges of $5,854 pre tax, $4,039 after tax, or $0.44 per diluted share; an additional provision for doubtful accounts related to the poor financial condition of certain customers of $2,000 pre tax, $1,380 after tax, or $0.15 per diluted share; an environmental charge of $500 pre tax, $345 after tax, or $0.04 per diluted share; and nonrecurring organizational structure charges of $267 pre tax, $184 after tax, or $0.02 per diluted share. Excluding these items, operating income was $22,812, net income for 2001 was $13,613, and net income per diluted share was $1.49.

[2] The results of operations for 2000 include an additional provision for doubtful accounts related to the poor financial condition of certain customers of $1,672 pre tax, $1,154 after tax, or $0.13 per diluted share; a net gain on exit of businesses of $1,473 pre tax, $1,016 after tax, or $0.11 per diluted share; and an environmental charge of $1,500 pre tax, $1,035 after tax, or $0.11 per diluted share. Excluding these items, operating income was $26,847, net income for 2000 was $18,336, and net income per diluted share was $2.06.

Net income per share — diluted
(excluding special items)



Return on average shareholders' equity
(excluding special items)



[1] Excludes repositioning charge of $19,230 and asset impairment charge of $5,225 totaling $24,455 pre tax and $16,912 after tax. Including these charges net income per diluted share was $(.88) and return on average shareholders' equity was (9.1%).

[2] Excludes $2,621 pre-tax gain on sale of European pulp and paper business and $2,000 pre-tax litigation charge. Including these items, net income per diluted share was $1.45 and return on average shareholders' equity was 17.0%.

[3] Excludes restructuring and integration charges of $5,261 pre tax, $2,882 after tax and minority interest. Including this charge, net income per diluted share was $1.20 and return on average shareholders' equity was 13.4%.

[4] Excludes restructuring credit of $314 pre tax, $188 after tax. Including this credit, net income per diluted share was $1.74 and return on average shareholders' equity was 19.0%.

[5] Excludes an additional provision for doubtful accounts related to the poor financial condition of certain customers of $1,672 pre tax, $1,154 after tax, a net gain on exit of businesses of $1,473 pre tax, $1,016 after tax, and an environmental charge of $1,500 pre tax, $1,035 after tax. Including these items, net income per diluted share was $1.93 and return on average shareholders' equity was 20.7%.

[6] Excludes restructuring charges of $5,854 pre tax, $4,039 after tax; an additional provision for doubtful accounts related to the poor financial condition of certain customers of $2,000 pre tax, $1,380 after tax; an environmental charge of $500 pre tax, $345 after tax; and nonrecurring organizational structure charges of $267 pre tax, $184 after tax. Including these items, net income per diluted share was $0.84 and return on average shareholders' equity was 9.2%.

A Message from the Chairman

Dear Fellow Shareholders:

Over my seven years of writing these letters, I've looked at them as a "conversation" — each letter able to stand on its own as that year's message, but also each connected to the other so that taken together they add to your store of knowledge about Quaker. Most annual report letters are populated by the usual suspects — strategies, plans, results — as my letters have been in the past. So those of you who have read these letters may know *what* we have done and *what* we hope to do, but I'd like you also to know *who* we are.

That's important, because you invest in Quaker in expectation of a financial return, but you don't invest only in a financial statement — you invest in people and a point of view. You deserve to know more about the point of view that you hope will cause people to create value. With that in mind, I've devoted this letter to our management philosophy. Let me hasten to add, though, that you'll also find the obligatory discussion of performance, which I'm most pleased to say resulted this year in earnings growth and record sales.

My comments on philosophy represent ideals — directions in which we're headed, values we hold. Making our philosophies and values live is still very much a work in progress, but we know where we want to go. This is articulated in our Destination, about which I have written often, and which you can read inside the front cover of this report.
Our Destination serves as the touchstone for everything we do, and is our way of staying focused on translating these philosophies into realities.

First and foremost, our philosophies are built around growth. I don't mean simply that we want to have a bigger company. I mean that we must always be moving and changing to build the company we'd like Quaker to be. Our world has changed and is changing. To grow we have to serve customers in ways we never have before, and we have to bring global capabilities to our customers in ways we never have before. We constantly have to challenge assumptions and work from new premises. Growth in our markets is tough and grudging, but without it there is no way we can become the company of our Destination.

This requires a second important element — that we be demanding of ourselves. "What lies behind us and what lies before us are tiny matters compared to what lies within us," Emerson said. So we set tough goals — business and financial — and commit ourselves to achieving them. To do less is to sell everyone short, most of all ourselves. Our performance-based incentive award system, which includes virtually every person in the company, focuses people on these demanding goals. Sometimes we miss our goals — we have in the past, and we will in the future — but the willingness to challenge ourselves focuses us on the need always to be striving and to take risks to get done what we must.

Therein lies the third element — the willingness to take risk, and its cousin, the need to tolerate failure. I believe strongly, to borrow a line from James Russell Lowell, that "Not failure, but low aim is crime." This is at the heart of our willingness to commit major pieces of time and money to approaching our markets in new and unique ways; to meeting the demands of global integration, global knowledge sharing, and global systems; and to making well-considered acquisitions.

And the fourth element is to provide opportunity to people. I don't mean simply promoting from within, although that's surely important to do whenever possible. I mean giving people authority and freedom, encouraging them to try new things. Quaker has good people, and our structure and approach seek to push decision making down the organization, and, through expanded authority and responsibility, to challenge people to respond and grow.

Everything happens through people. The most insightful strategy, the most comprehensive plans, the most plentiful capital come to little unless they're in the hands of people committed to doing their best. The way we seek to serve customers and bring them value through global knowledge and global presence and global experience can only be done by people who understand and appreciate the drive for teamwork and commitment to a common global good. And we want people to do their best, not just for the company, but also for themselves — to have the opportunity for personal growth and to share in the rewards of Quaker's success.

Now, as promised, a few words on our 2002 financial results. Not only did we have the highest sales in our history, about $275 million, but the sales growth rate of 9% was also considerably ahead of our historical rate. Indeed, absent exchange rate effects, the sales increase was more like 11%. Of course, our acquisitions of United Lubricants and Epmar in early 2002 contributed to the sales increase, but it should be noted that all major geographic areas around the world showed sales growth. Each acquisition was important for specific business reasons — UL for its important customer relationships, and Epmar for its technology — but I'm also pleased to note that they both contributed to profitability in their first year. And speaking of earnings, I'm glad to say that 2002 put us back on the track of year-to-year earnings growth, something we've achieved over the past seven years with the sole exception of an extraordinary 2001. In 2002, we added a 30th year to our record of consecutive annual dividend increases and maintained the strong balance sheet so important to fund our growth. All in all, in a difficult worldwide environment, it was a fine year for Quaker.

The year 2003 promises to be a challenging one. We expect that the worldwide environment, given both economic and geopolitical uncertainties, will continue to be difficult. With this in mind, we believe



Management Executive Committee
Front row, left to right: Ron Naples, Joe Bauer, Mike Barry, Back row, left to right: Mark Harris, Ian Clark, Wilbert Platzer, Jim Geier.

our Destination is today more relevant and powerful than ever. Three imperatives we talk about often keep us focused — to sell value not just fluids, to operate as a globally integrated whole, and to harness the power of our global knowledge and learning. In pursuit of these imperatives, nothing is more important than having our people relate and communicate regularly and in new ways. This annual report is focused precisely on that, and I hope you find it illuminating.

In closing, I send my thanks to all of you for your continued support. To all of Quaker's people, I say thanks for your energy and commitment to building the Quaker of the future.

Sincerely,

Ronald J. Naples
Chairman of the Board and Chief Executive Officer

Quaker's people are connecting in new ways to make our global enterprise work.

We've been picking up speed as we travel to our ultimate Destination. For the past several years, we've been developing plans and strategies to become a unique global organization — changing the way we organize and control our business around the world, the way we learn and share knowledge throughout the company, the way we bring value to our customers, and the way we apply our financial strength to improve the business and reward shareholders.

They are more than strategies now. They are part of a personal world for every Quaker associate. As you'll soon see, we are all connected in a world that is creating real advantages and real results.

Bringing one thing to two markets. Value.
We're concentrating on two major markets: steel and aluminum sheet, and industrial metalworking.

We're the leading process chemical supplier for the world's steel mills, supplying products such as lubricants, cleaners, temper fluids, and corrosion preventives, plus application systems and expertise, and management services. We have greater than three times more share than our next closest competitor. It's no wonder: we bring our customers more than 70 years of knowledge and experience.

In the $2 billion global metalworking market, we're gaining. We have significant positions in important segments — such as automotive and aerospace applications. We have the sophisticated technology and global infrastructure that make us stand out in a market populated by regional and local companies, and in which no one company has greater than a 15% share. And we offer added advantages — and guaranteed savings — through our management services.

What's more, our knowledge can benefit both markets simultaneously. The steel we help produce is also used by our metalworking customers — in the auto industry, for example. Our "coil to car" initiative lets us see the whole value chain so we can create value for our customers and ourselves.

Here's one way: Ordinarily, coils of steel are protected from corrosion with an oil-based product applied at the steel mill. But if those coils are left too long in storage at the auto plant, problems ensue. Gravity does its work on the oil, leaving dry spots on the steel and unsafe slick spots on the floor. A new product, *Quaker Drycote*™ solid film mill-applied lubricant, prevents corrosion, improves stamping performance, and does not drip — improving environmental, health, and safety performance.

Working in a personal world.
Towards the same Destination.
At Quaker, our world has been getting larger — and smaller. We're working globally and locally at the same time — that's why it's a personal world.

We're working together towards the same Destination, which brings all our worlds together. We use the short version, "Delivering everywhere the best from anywhere," to orient ourselves. And we attempt to do that in three ways:

1. Constantly learning, sharing, and operating in a globally integrated way. We do this face-to-face and through the latest technologies.

2. Promising value to our customers, and proving it to them. We continually refine the value propositions that drive and support our total offering of products, service, and knowledge.

3. Using our financial strength to power the business — from the base of a strong balance sheet, and strong performance compared to our competitors and other small cap companies, we've been making strategic moves to improve the business now and position ourselves for the changes we've been anticipating in the industry.

Sharing our progress with you. Candidly.
This is our third year of reporting against our Destination. The chart at right is your update. For perspective, take a look at last year's report.

An at-a-glance guide to our progress.

BRINGING US TOGETHER

ultimate destination

"A single worldwide company that delivers everywhere the best from anywhere..."

- Seamless use of knowledge across all geographic and technological boundaries
- Thoroughly integrated operations for global reporting, customer information, competitive information, and control

progress in 2002

- Continued to hold global technical and commercial meetings to exchange best practices and deepen relationships
- Increased number of users of Quaker Business Intelligence (QBI), an Intranet-based knowledge management system, by 50%; tripled number of discussion forums; nearly doubled the number of topics and volume of information available
- Received CIO-100 award, from *CIO Magazine*, recognizing excellence of QBI
- Continued rolling out QuakerOne.World, an initiative to redesign Quaker's business processes and install a single, comprehensive global transaction system, region by region

TOUCHING EACH CUSTOMER

ultimate destination

"A [Company] that creates value in every process we serve, and that every customer will find indispensable..."

- A unique sales offering combining advantaged products with application and process expertise for measurable improvements in cost, productivity, and quality
- Compensation based on improvements in processes and finished products, rather than on costs of products and services
- Sharing of technical knowledge with customers — including joint product development

progress in 2002

- Continued documenting and quantifying the benefits of our products and knowledge to customers
- Expanded sales opportunities for advantaged products for metalworking processes
- Refined Chemical Management Services for greater flexibility, customer appeal, and effectiveness
- Expanded sales opportunities in aluminum and steel rolling including application and control equipment, solution management programs, and advantaged products

WELCOMING CHANGE

ultimate destination

"We will be known widely for our growth and financial success..."

- Consistent, significant sales and earnings growth
- Consistent, significant increases in returns
- Consistent, significant rewards for shareholders
- Personal growth and satisfaction for Quaker associates

progress in 2002

- Grew sales (adjusted for currency) at 6.6% per year since 1995
- Grew earnings per share (EPS) 10.3% per year since 1995
- 30 years of consecutive annual dividend increases with a current yield of 4%
- Outperformed our industry in return on capital employed (ROCE) in 2002: 15% vs. 12%
- Outperformed S&P SmallCap 600 in shareholder returns over past 3 years: 79% vs. 4%
- Acquisition of United Lubricants and Epmar, added $0.06 per share
- Improved working capital efficiency by $6 million on a constant sales level basis



It's a personal world.

THAT BRINGS US TOGETHER.





< Jerald Gordon, Jr.
Product Manager – Sheet Cold Rolling, Tinplate, and Wet Temper

Our local experts can use all our global knowledge. Instantly.
We're at home anywhere in the world, because we have total confidence — not from knowing all the answers, but from knowing they're available. That's what we've been working towards in the knowledge-sharing initiatives that are taking hold now. They are making our minds bigger and our world smaller — and more personal.

learning

Growing Quaker Business Intelligence (QBI). And using it.
Technology is a major force in helping us share our knowledge. In 2000, we created Quaker Business Intelligence as an ever-expanding technological resource to contain all we know and all we're learning. It's central to our effort.

It holds our knowledge in topic-related folders. Our experts subscribe to folders that concern them, and post their learning as documents for subscribers to share. They also join forums, for ongoing discussion with all the experts on a topic.

We're learning a lot. From 3,500 folders and 12,000 documents in 2000, QBI has grown to 10,200 folders and 55,000 documents. And we're learning together. In 2000, there were 30 discussion forums. Now we are growing past 150.



Meeting face-to-face. And starting up a forum.
The best way to share knowledge is in person. We do that regularly through global technical meetings. But between meetings, we need more. So we use QBI.

For example, in 2002, we formed a global team to expand our steel hot rolling technology. Representatives from Japan, Australia, Brazil, USA, Netherlands, South Africa, and France first met in person in October. Then they all went home.

But we built them a complete online environment, capturing system descriptions, pictures, presentations, and papers. And we set up a discussion forum. So they kept talking every day. Forum stats showed 38 exchanges in the first month.

talking

Getting brilliant answers. And winning business.
A North American product manager was in a tight spot. He had arranged a trial of our wet temper fluid at an important customer. But days before trial, the customer suggested a change to elevated temperatures to improve corrosion resistance.

The product manager needed to know how our product would perform at such temperatures and how corrosion resistance would be affected. And he needed to know quickly. So he sent questions to the experts on his forum on QBI.

Forums make Quaker a timeless place, where relationships flourish across date lines. It's a safe place too, because all information stays within a secure site.

In just two days, the product manager got seven responses. The US, UK, Germany, Japan, and France all weighed in. The answers helped enormously: high temperature trials had been run before, but our recommended temperature delivered optimum performance. The product manager shared that with the customer. The customer was satisfied. And the trial went beautifully: we won the business by impressing the customer with our product, our process, and our knowledge.



winning


For more detailed stories, go to www.quakerchem.com

It's a personal world.

THAT TOUCHES EACH CUSTOMER.





< **Stephen Harris**
Site Manager, General Motors,
Pontiac Metal Fabricating Division

finding

We can enhance value at the local level. And the global level too.
Because the world of our knowledge is totally accessible, all of our customers can get the advantages. Local plants can benefit from the global data and ideas we've collected. And global companies can use what we've learned at every other location around the world. You never know where or when a problem will be solved.

Living at the plant every day. That's local value.
Quaker Chemical Management Services is a flexible program based on our total understanding of each customer's business. The structure of the service is different for each customer, but the principle is the same — using our knowledge to improve a customer's processes, products, and bottom line. In a classic win-win agreement, we share the value we create.

An example describes it best. At a Michigan auto plant, a team of three Quaker associates works full time — not just in the physical plant, but in the culture. Our site manager sits on five committees, including the daily 8 o'clock production meeting with the plant manager, and the continuous process improvement meetings. What's more, we write the schedule and procedures for cleaning the plant during shutdowns.

The relationship just gets closer. We're integrating our Quality system with theirs. And we're leveraging the knowledge of "tier two" suppliers to find more savings. This solid working relationship, plus our process expertise, results in consistent improvements. Among many initiatives last year, we identified new suppliers for maintenance lubricants, which reduced costs more than 30%, brought all lubes into spec, and met corporate mandates to award 10% of supply contracts to minority-owned companies.

The plant is excited about what we've accomplished. In a satisfaction survey, managers gave us excellent ratings — and urged us to find even more savings. So we did: initiatives planned for 2003 should result in more than $1 million in savings.

Savings Generated by Chemical Management Services
(Cost per part for auto parts manufacturer)

Cost at Start	$1.61	'01
Cost Guaranteed by Quaker	$.83	'02
Final Actual Cost	$.39	'03

solving

Gathering in China from many areas of expertise. That's global value.
In 2000, when we introduced our new aluminum hot rolling technology, we focused our efforts on the largest producers in the US and Europe. And made significant progress. With these first programs, we developed a deep, practical understanding.

In 2002, we formed a global project team, and sent all local representatives searching for prospects. One promising opportunity was in China, where a mill wanted to improve productivity — quickly. We convinced them our new technology could help and they agreed to a trial.

We brought our experts together to work on it. The global technology manager arrived from Europe. Technical professionals came from North America. And the developmental work was performed in our labs in the US.

It all came together in the one place. The trial was successful. And we won the business, which has brought us more inquiries, from other plants in China, and in other Asian countries as well.

Wherever our experts hang their hats becomes a home for us.



succeeding

 For more detailed stories, go to www.quakerchem.com

It's a personal world.

THAT WELCOMES CHANGE.



< **Patrick J. Piccioni**
Key Accounts Manager

Karl F. Kunkel
Regional Industry Manager – Steel/Fluid Power, U.S.

Return on Equity
(Trailing 12 months as of March 2003)



Source: MultexInvestor.com Market Guide

We're putting ourselves in the right place. With the right customers.

It's clear that our industry is changing, consolidating, and becoming more global. So every level of our strategy is meant to keep us a step ahead — of our customers and our competitors. To stay ahead of our customers, we have assembled the necessary knowledge, products, and resources in the right locations — everywhere in the world. And to stay ahead of our competitors, we are aligning with the right customers and are successfully selling value, not price.

Our financial strength makes it possible. We've been able to make the investments and acquisitions that will keep us ahead and put us on the right side of history.

growing

Changing our thinking on North American steel. Profoundly.

As we watched the dynamics of the US steel market change in recent years, we realized that success was based on the customers with whom you could align. This guided not only our sales effort, but our acquisition strategy, as well. It helped us identify United Lubricants (UL), for example, which we acquired in March.

The customer incumbencies the UL acquisition brought us are powerful. It brought us a prominent US integrated steel supplier — the most profitable on a per ton basis. It also brought us several mini-mills that produce high-quality flat rolled steel — a growing segment, where we were seeking greater involvement.

Such customers are the strongest part of steel's future in the US. They are open to new ideas, including our new products and programs such as Quaker Chemical Management Services. In fact, we now have Quaker people on site at these plants.

UL brought us other improvements as well: technological insights, formulation ideas, and products for segments we have not been serving. We gained a strategically located plant — for responsive service to the growing Southeast US market. And we're finding synergies and cost savings — the new plant can manufacture products we've been outsourcing, while our original plants can manufacture intermediates UL had purchased. Not to mention raw material advantages.

Return on Investment
(Trailing 12 months as of March 2003)



Source: MultexInvestor.com Market Guide

gaining

Changing Wall Street's thinking about us. Persuasively.

Our efforts have put us ahead of our competitors and peers in financial performance. Consider our returns. From 1995 to 2002, return on equity (ROE) grew from 7.2% to 17%, consistently surpassing our peer groups. And last year, return on investment (ROI) was 5.9% for the industry and 11.7% for Quaker.

But shareholder returns were the most telling. In 2002, the S&P SmallCap 600 lost 13%, yet Quaker gained 17%. And over the past three years, the S&P SmallCap 600 gained just 4%, while Quaker gained 79%. Add in our strong balance sheet and ability to generate cash — as evidenced by 30 consecutive years of annual dividend increases, and a 4% yield in 2002 — you can see why we have the confidence to make strategic moves in a consolidating industry.

In short, we have a powerful argument that we're taking to the financial community. Personally.

Shareholder Returns – 2002



Source: Commerce Capital Markets

delivering

 For more detailed stories, go to www.quakerchem.com

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Quaker's discussion and analysis of its financial condition and results of operations are based upon Quaker's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Quaker to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Quaker evaluates its estimates, including those related to customer sales incentives, product returns, bad debts, inventories, property, plant, and equipment, investments, intangible assets, income taxes, financing operations, restructuring, accrued incentive compensation plans, pensions and other postretirement benefits, and contingencies and litigation. Quaker bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Quaker believes the following critical accounting policies describe the more significant judgments and estimates used in the preparation of its consolidated financial statements:

1. Accounts receivable and inventory reserves and exposures — Quaker establishes allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Quaker's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Downturns in the overall economic climate may also tend to exacerbate specific customer financial issues. As part of its terms of trade, Quaker may custom manufacture products for certain large customers and/or may ship product on a consignment basis. Further, a significant portion of Quaker's revenues is derived from sales to customers in the U.S. steel industry, where a number of bankruptcies occurred during recent years. In 2000, 2001, and early 2002, Quaker recorded additional provisions for doubtful accounts primarily related to bankruptcies in the U.S. steel industry. When a bankruptcy occurs, Quaker must judge the amount of proceeds, if any, that may ultimately be received through the bankruptcy or liquidation process. These matters may increase the Company's exposure should a bankruptcy occur, and may require writedown or disposal of certain inventory due to its estimated obsolescence or limited marketability. Customer returns of products or disputes may also result in similar issues related to the realizability of recorded accounts receivable or returned inventory.

2. Environmental and litigation reserves — Accruals for environmental matters and litigation are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties and are not discounted. Environmental costs and remediation costs are capitalized if the costs extend the life, increase the capacity or improve the safety or efficiency of the property from the date acquired or constructed, and/or mitigate or prevent contamination in the future. Estimates for accruals for environmental matters are based on a variety of potential technical solutions, governmental regulations and other factors, and are subject to a large range of potential costs for remediation and other actions. A considerable amount of judgment is required in determining the most likely estimate within the range, and the factors determining this judgment may vary over time. Similarly, reserves for litigation and similar matters are based on a range of potential outcomes and require considerable judgment in determining the most probable outcome. If no amount within the range is considered more probable than any other amount, the Company accrues the lowest amount in the range in accordance with generally accepted accounting principles. An inactive subsidiary of the Company is involved in asbestos litigation. If the Company ever concluded that it was probable it would be liable for any of the obligations of such subsidiary, then it would record the associated liabilities if they can be reasonably estimated. The Company will reassess the situation periodically in accordance with Statement of Financial Accounting Standards (SFAS) No. 5,

"Accounting for Contingencies." See Note 14 of Notes to Consolidated Financial Statements which appears in Item 8 of the Company's Annual Report on Form 10-K for the year ended December 31, 2002 ("2002 Form 10-K").

3. Realizability of equity investments — Quaker holds equity investments in various domestic and foreign companies, whereby it has the ability to influence, but not control, the operations of the entity and its future results. Quaker records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions, poor operating results of underlying investments, or devaluation of foreign currencies could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value. These factors may result in an impairment charge in the future.

4. Tax exposures and valuation allowances — Quaker records expenses and liabilities for taxes based on estimates of amounts that will be ultimately determined to be deductible in tax returns filed in various jurisdictions. The filed tax returns are subject to audit, often several years subsequent to the date of the financial statements. Disputes or disagreements may arise during audits over the timing or validity of certain items or deductions, which may not be resolved for extended periods of time. Quaker establishes reserves for potential tax audit and other exposures as transactions occur and reviews these reserves on a regular basis; however, actual exposures and audit adjustments may vary from these estimates. Quaker also records valuation allowances when necessary to reduce its deferred tax assets to the amount that is more likely than not to be realized. While Quaker has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event Quaker were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should Quaker determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. U.S. income taxes have not been provided on the undistributed earnings of non-U.S. subsidiaries since it is the Company's intention to continue to reinvest these earnings in those subsidiaries for working capital and expansion needs. U.S. and foreign income taxes that would be payable if such earnings were distributed may be lower than the amount computed at the U.S. statutory rate due to the availability of tax credits.

5. Restructuring liabilities — Restructuring charges may consist of charges for employee severance, rationalization of manufacturing facilities and other items. Quaker has recorded restructuring and other exit costs, including involuntary termination of certain employees, in accordance with the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Certain of these items, particularly those involving impairment charges for assets to be sold or closed, require significant estimates and assumptions in terms of estimated sale proceeds, date of sale, transaction costs and other matters, and these estimates can change based on market conditions and other factors. In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which nullified EITF Issue No. 94-3. The Company is required to adopt the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002.

6. Goodwill and other intangible assets — Goodwill and other intangible assets are evaluated in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Intangible assets, which do not have indefinite lives, are recorded at fair value and amortized over a straight-line basis based on third party valuations of the assets. Goodwill and intangible assets, which have indefinite lives, are no longer amortized and required to be assessed at least annually for impairment. The Company compares the assets' fair value to its carrying value primarily based on future discounted cash flows in order to

determine if an impairment charge is warranted. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. Assumptions used in these forecasts are consistent with internal planning. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions. The Company completed its annual impairment assessment as of the end of the third quarter 2002 and no impairment charge was warranted.

7. Postretirement benefits — The Company provides certain pension and other postretirement benefits to employees and retirees. Independent actuaries, in accordance with accounting principles generally accepted in the U.S., perform the required valuations to determine benefit expense and, if necessary, non-cash charges to equity for additional minimum pension liabilities. Critical assumptions used in the actuarial valuation include the weighted average discount rate, rates of increase in compensation levels and expected long-term rates of return on assets. If different assumptions were used, additional pension expense or charges to equity may be required. For 2002, the Company incurred such a non-cash charge to equity of $4.3 million. The Company's pension plan year-end is November 30, which serves as the measurement date. As a result, the Company used a weighted average discount rate of 6.875%. Had the Company decreased its weighted average discount rate to 6.75%, the additional minimum pension liability would have increased approximately $0.6 million and pension expense would not have materially changed for 2002. Commencing in 2003, the Company lowered its long-term rate of return on plan assets from 9.25% to 8.75%.

Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. Management has assessed the impact of the new standard and determined there is no material impact to the financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13 and Technical Corrections." For most companies, SFAS No. 145 will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4. Extraordinary treatment will be required for certain extinguishments as provided in Accounting Principles Board (APB) Opinion No. 30. The statement also amended SFAS No. 13 for certain sales-leaseback and sublease accounting. The Company adopted this standard on January 1, 2003. Management has assessed the impact of the new standard and determined there is no material impact to the financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which nullified EITF Issue No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF No. 94-3 had recognized the liability at the commitment date to an exit plan. The Company is required to adopt the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This standard amends the transition and disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 148, the Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized for stock options since all options granted had an exercise price equal to the market value of the underlying stock on the grant date. The Company currently does not intend to transition to the use of a fair value method for accounting for stock-based compensation. See also Note 1 to Notes to the Consolidated Financial Statements which appears in the Company's 2002 Form 10-K.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of the Interpretation are effective for financial statements issued after December 15, 2002. The provisions for initial recognition and measurements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Management has assessed the impact of the new standard and determined there to be no material impact to the financial statements.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Certain Variable Interest Entities" (VIEs), which is an interpretation of Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements." FIN No. 46 addresses the application of ARB No. 51 to VIEs, and generally would require that assets, liabilities, and results of the activity of a VIE be consolidated into the financial statements of the enterprise that is considered the primary beneficiary. FIN No. 46 is effective for interim periods beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company is currently in the process of reviewing the provisions of FIN No. 46, particularly in relation to the Company's real estate joint venture to determine if the joint venture must be consolidated effective July 1, 2003. However, all disclosures required by FIN 46 are included in the accompanying Note 3 to Notes to the Consolidated Financial Statements which appears in the Company's 2002 Form 10-K. FIN 46 is effective immediately for any variable interests acquired subsequent to January 31, 2003. The Company has not acquired any variable interests subsequent to January 31, 2003.

Liquidity and Capital Resources

Quaker's cash and cash equivalents decreased to $13.9 million at December 31, 2002 from $20.5 million at December 31, 2001. The decrease resulted primarily from $24.4 million provided by operating activities, offset by $30.3 million and $1.3 million used in investing and financing activities, respectively. Quaker has also reduced working capital levels from $47.4 million to $37.5 million as of December 31, 2001 and 2002, respectively. As part of the Company's chemical management services' growth strategy, the Company has a number of proposals outstanding. If the Company is successful in the bid process, this could have a material impact in the Company's working capital requirements.

Cash flows from operating activities
(dollars in thousands)



Net cash flow provided by operating activities amounted to $24.4 million in 2002 compared with $22.6 million in 2001. The increase primarily resulted from an increase in net income and pension liabilities over 2001 offset by increased severance payments in 2002.

Net cash used in investing activities increased to $30.3 million in 2002 from $8.0 million in 2001. This increase is primarily related to $21.3 million cash paid for the Company's 2002 acquisitions. Dividends from associated companies was lower in 2002 as a result of lower net income from our Japanese joint venture. Proceeds from disposition of assets was significantly higher in 2002 reflective of the sale of our U.K. manufacturing facility which was completed in the fourth quarter of 2002. Cash used for capital expenditures was $2.8 million higher in 2002 as compared to 2001.

Expenditures for property, plant, and equipment were $10.8 million in 2002 compared to $8.0 million in 2001. Capital expenditures in 2002, primarily included upgrades of manufacturing capabilities at various locations, with $0.5 million related to environmental and regulatory compliance in 2002 versus $1.3 million in 2001, approximately $4.5 million in 2002 for the Company's global transaction system, as well as $2.4 million in 2002 related to the Company's new corporate offices. The Company expects these initiatives to continue in 2003 with the Company's capital expenditures projected to be approximately $15 million in 2003.

In January 2001, the Company contributed its Conshohocken, Pennsylvania, property and buildings (the "Site") to a real estate joint venture (the "Venture") in exchange for a 50% ownership in the Venture. The Venture did not assume any debt or other obligations of the Company. The Venture credited the Company's capital account with the estimated fair value of the Site, which amount was in excess of the book value of the contribution. The Company recorded its investment in the Venture at book value, which totaled $4.7 million. At December 31, 2002, the Company's investment balance was approximately $4.0 million.

The Venture renovated certain of the existing buildings at the Site, as well as built new office space (the "Project"). In December 2000, the Company entered into an agreement with the Venture to lease approximately 38% of the Site's available office space for a 15-year period commencing February 2002, with multiple renewal options. The Company believes the terms of this lease are no worse than the terms it would have obtained from an unaffiliated third party. As of December 31, 2002, approximately 87% of the Site's office space was under lease.

The Venture funded the Project with a $21.0 million construction loan (the "Venture Loan"), of which approximately $11.8 million was outstanding as of December 31, 2001. The Venture Loan was secured in part by a mortgage on the Site and certain guarantees executed by certain Venture partners other than the Company. In December 2002, $27.3 million of permanent financing, at a 5.95% interest rate secured by the Site (including the related improvements), was obtained (the "Financing"), which was used to pay off the Venture Loan in 2002. In March 2003, the Company received approximately $1.8 million of proceeds as a priority return, and expects to receive an estimated additional $2.2 million during 2003. After receiving the aforementioned priority distributions and if cash flows permit, the Company will be eligible to receive additional priority distributions up to $2.3 million from the Venture.

In connection with the Financing, the guarantees from the Venture partners with respect to the Venture Loan expired. The Company has not guaranteed, nor is it obligated to pay any principal, interest or penalties on the Venture Loan or the Financing, even in the event of default by the Venture. At December 31, 2002, the Venture had property with a net book value of $27.8 million, total assets of $35.6 million, and total liabilities of $27.5 million, including $27.3 million due under the Financing.

Net cash flows used in financing activities were $1.3 million in 2002 compared with $9.6 million in 2001. The net change was primarily due to a net increase in short-term borrowings of $9.0 million incurred primarily to finance the Company's 2002 acquisitions. In addition, 2002 includes repayments of long-term debt of $2.9 million which was offset by $3.0 million of proceeds primarily related to shares issued upon exercise of stock options.

In April 2002, the Company entered into a $20.0 million committed revolving credit facility with a bank, which expires in April 2003. In March 2003, the Company reached agreement with this bank to extend the term of this facility by an additional year, with the available credit to be reduced to $15.0 million. At the Company's option, the interest rate for borrowings under this facility may be based on the lender's cost of funds plus a margin, LIBOR plus a margin, or on the lender's prime rate. There were no outstanding borrowings under this facility as of December 31, 2002. Further, in April 2002, the Company entered into a $10.0 million uncommitted demand credit facility. A total of $8.9 million in borrowings under this facility was outstanding as of December 31, 2002 at an average borrowing rate of approximately 2.4%. The provisions of the agreements require that the Company maintain certain financial ratios and covenants, all of which the Company was in compliance with as of December 31, 2002. Under its most restrictive covenants, the Company can borrow an additional $69.0 million as of December 31, 2002.

The Company believes that in 2003, it is capable of funding its operating requirements including pension plan contributions, payments of dividends to shareholders, possible acquisition opportunities, and possible resolution of contingencies, through internally generated funds supplemented with debt as needed. In addition, in 2003, the Company expects to meet its cash contribution minimum to its defined benefit plans of approximately $1.5 million.

The following table summarizes the Company's contractual obligations at December 31, 2002, and the effect such obligations are expected to have on its liquidity and cash flow in future periods:

	Payments due by period (Dollars in thousands)						
	Total	2003	2004	2005	2006	2007	2008 and beyond
Contractual Obligations							
Long-term debt	$19,447	$ 2,857	$2,857	$2,857	$2,857	$2,857	$ 5,162
Short-term debt	9,348	9,348	—	—	—	—	—
Non-cancelable operating leases	27,639	4,327	3,657	2,802	2,450	2,350	12,053
Total contractual cash obligations	$56,434	$16,532	$6,514	$5,659	$5,307	$5,207	$17,215

Operations

Comparison of 2002 with 2001

Consolidated net sales increased to $274.5 million in 2002 from $251.1 million in 2001. The 9% increase was the net result of a 6% increase in volume and a 5% improvement in price/mix, offset by a 2% negative impact from foreign currency translation. The 6% increase in volume was primarily due to the inclusion of revenues from the acquisitions of United Lubricants Corporation and Epmar Corporation, as well as the purchase of a controlling interest in the Company's South African joint venture, which was included in the Company's consolidated results effective July 1, 2002. At constant exchange rates and excluding revenue from acquisitions, consolidated net sales increased 3%.

Gross profit as a percentage of sales was 40.6% in 2002 compared with 40.2% in 2001. This increase in gross margin percentage was attributable to higher volumes, lower raw material prices with some product mix changes. While raw material price decreases and product mix changes have resulted in improved margins to date, the Company expects the 2003 gross margin to be relatively flat or slightly down. The Company is beginning to see upward pressure on raw material prices particularly in the first half of 2003. This pressure is expected to be somewhat offset by mix improvement and continued cost savings initiatives. However, the duration of higher crude oil prices currently being experienced may negatively impact raw material pricing for a longer period of time.

Selling, general, and administrative (SG&A) costs as reported for 2002 were $87.6 million compared to $80.5 million in 2001. Upon the January 1, 2002 adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," the Company no longer amortizes goodwill. SG&A for 2001 included $1.0 million of goodwill amortization. Other significant costs in 2001 included: $2.0 million of additional provision for doubtful accounts primarily attributable to U.S. steel customers that filed for bankruptcy protection under Chapter 11 and $0.3 million of organizational structure costs. The overall increase in 2002 SG&A was primarily related to the Company's current year acquisitions, which added approximately $4.9 million of expense, as well as higher administrative costs such as insurance, pension, incentive compensation and expenses related to the Company's new global transaction system. In 2003, the Company expects higher costs for pension and insurance as well as for our global transaction system.

Operating income as reported was $24.0 million in 2002 compared to $14.2 million in 2001. In addition to the significant costs noted in 2001 SG&A costs, operating income for 2001 also included a restructuring charge of $5.9 million, as well as an additional environmental provision of $0.5 million. The restructuring charge of $5.9 million related to plans to close and sell our manufacturing facilities in the U.K. and France, reduce administrative functions, as well as costs related to abandoned acquisitions. The overall increase in operating income in 2002 was primarily attributable to the 2001 significant costs noted above, as well as higher gross margin from the noted volume increases.

The Company's effective tax rate was 32% in 2002 versus 31% in 2001. The effective tax rate is dependent on many internal and external factors and is assessed by the Company on a regular basis. Currently the Company anticipates its effective tax rate for 2003 will be 33%. The Company had previously been assessed additional

Management's Discussion and Analysis
of Financial Condition and Results of Operations

taxes based on an audit of certain subsidiaries for prior years, which has been resolved with no material impact to the Company's consolidated financial statements.

Equity in net income of associated companies for 2002 was approximately $0.3 million lower than 2001. This decrease was primarily attributable to the July 2002 purchase of a controlling interest in the Company's South African joint venture, as well as losses from the start-up of the Company's real estate joint venture.

Minority interest in net income of subsidiaries for 2002 was approximately $0.4 million lower than 2001. This decrease was substantially the result of lower U.S. dollar net income from the Company's joint venture in Brazil partially offset by an improved performance of the Company's China joint venture and the purchase of a controlling interest in our South African joint venture.

Comparison of 2001 with 2000

Consolidated net sales decreased from $267.6 million in 2000 to $251.1 million in 2001. The 6% decline was the net result of a 4% decrease in volume and a 3% improvement in price/mix, offset by a 4% negative impact from foreign currency translation. Also, the sale of the U.S. pulp and paper business in May 2000 unfavorably impacted the sales comparison by 1%. The shortfall for the year was mainly attributable to metalworking process chemicals sales declines in the U.S., Europe, and Asia/Pacific regions, primarily due to weak demand from the steel industry, as indicated by bankruptcy filings of two of the Company's major U.S. customers. Brazil sales increased in this segment on a local currency basis, but declined as well due to the weakening of the Brazilian real against the U.S. dollar. These declines were partially offset by higher coatings segment revenues despite weakening aircraft production in the fourth quarter of 2001. Sales from the Company's new joint venture ("Q2 Technologies") also helped offset the sales decline with its strong performance in sales of its sulfur removal technology to industrial customers.

Gross profit as a percentage of sales also declined (40.2% for 2001 compared to 41.9% for 2000) primarily as a result of lower sales volumes and higher raw material costs in addition to product mix changes.



SG&A costs as reported for 2001 were $80.5 million compared to $86.9 million in 2000. Both 2001 and 2000 SG&A included certain significant costs. These costs included additional provisions for doubtful accounts primarily attributable to U.S. steel customers that filed for bankruptcy protection under Chapter 11 of $2.0 million and $1.7 million in 2001 and 2000, respectively. SG&A for 2001 also included $0.3 million of organizational structure costs. The overall decline in SG&A is primarily due to continued cost containment efforts as well as foreign exchange impacts.

Operating income as reported was $14.2 million in 2001 compared to $25.1 million reported in 2000. In addition to the significant costs noted in SG&A, operating income for 2001 also included the following significant costs: a restructuring charge of $5.9 million, as well as an additional environmental provision of $0.5 million. The restructuring charge of $5.9 million related to plans to close and sell our manufacturing facilities in the U.K. and France, reduce administrative functions, as well as costs related to abandoned acquisitions. Operating income for 2000 also included a gain of $1.5 million relating to the sale of our U.S. pulp and paper business offset by an additional environmental provision of $1.5 million. The overall decline in operating income was the result of the aforementioned significant costs as well as lower gross profit margin related to the overall sales decline in 2001.

Other income variance primarily reflects lower license fee revenue in 2001 in addition to gains on fixed asset disposals in 2000 versus losses in 2001. Net interest expense was lower in 2001 reflecting increased interest income and lower overall short-term borrowings in addition to lower interest rates in 2001. Equity income was lower in 2001 compared to 2000, reflecting

lower income from the Company's joint ventures in Mexico, Japan, and Venezuela, as well as losses incurred by the Venture. Minority interest was higher in 2001, primarily due to higher net income from joint ventures in Brazil and Q2 Technologies.

The Company's effective tax rate was 31% in both 2001 and 2000.

Restructuring and Related Activities

In 2001, Quaker's management approved restructuring plans to realign the organization and reduce operating costs. Quaker's restructuring plans include the decision to close and sell manufacturing facilities in the U.K. and France. In addition, Quaker consolidated certain functions within its global business units and reduced administrative functions, as well as expensed costs related to abandoned acquisitions. Included in the restructuring charges are provisions for severance of 53 employees.

Restructuring and related charges of $5.854 million were recognized in 2001. The charge comprised $2.644 million related to employee separations, $2.613 million related to facility rationalization charges, and $0.597 million related to abandoned acquisitions. Employee separation benefits varied depending on local regulations within certain foreign countries and included severance and other benefits. As of December 31, 2002, Quaker had completed 50 of the planned 53 employee separations under the 2001 plan. During the fourth quarter of 2002, the Company completed the sale of its U.K. manufacturing facility. Quaker closed this facility at the end of 2001. Quaker expects to substantially complete the initiatives contemplated under the restructuring plans, including the sale of its manufacturing facility in France, by the end of 2003. Accrued restructuring balances, included in other current liabilities, as of December 31, 2002 are as follows (dollars in thousands):

	Balance December 31, 2001	Payments	Currency Translation and Other	Balance December 31, 2002
Employee separations	$2,534	$(1,374)	$114	$1,274
Facility rationalization	1,439	(752)	182	869
Total	$3,973	$(2,126)	$296	$2,143

Environmental Clean-up Activities

The Company is involved in environmental clean-up activities in connection with an existing plant location. During the second quarter of 2000, it was discovered during an internal environmental audit that AC Products, Inc. (ACP), a wholly owned subsidiary, had failed to properly report its air emissions. In response, an internal investigation of all environmental, health, and safety matters at ACP was conducted. ACP voluntarily disclosed these matters to regulators and took steps to correct all environmental, health, and safety issues discovered. In addition, ACP is involved in certain soil and groundwater remediation activities identified in prior years. In connection with these activities, the Company recorded pre-tax charges totaling $0.5 million and $1.5 million in 2001 and 2000, respectively. The Company believes that the remaining potential-known liabilities associated with these matters range from approximately $1.2 million to $1.9 million, for which the Company has sufficient reserves. Notwithstanding the foregoing, the Company cannot be certain that liabilities in the form of remediation expenses, fines, penalties, and damages will not be incurred in excess of the amount reserved. See Note 14 of Notes to Consolidated Financial Statements which appears in the Company's 2002 Form 10-K.

General

The Company generally does not use financial instruments that expose it to significant risk involving foreign currency transactions; however, the size of non-U.S. activities has a significant impact on reported operating results and the attendant net assets. During the past three years, sales by non-U.S. subsidiaries accounted for approximately 55% to 56% of the consolidated net annual sales (see Note 11 of Notes to Consolidated Financial Statements which appears in the Company's 2002 Form 10-K).

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Factors That May Affect Our Future Results
(Cautionary Statements Under the Private Securities Litigation Reform Act of 1995)

Certain information included in this Summary Annual Report and other materials filed or to be filed by Quaker with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by us) contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the fact that they do not relate strictly to historical or current facts. We have based these forward-looking statements on our current expectations about future events. These forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, intentions, financial condition, results of operations, future performance and business, including:

- statements relating to our business strategy;
- our current and future results and plans; and
- statements that include the words "may," "could," "should," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan" or similar expressions.

Such statements include information relating to current and future business activities, operational matters, capital spending, and financing sources. From time to time, oral or written forward-looking statements are also included in Quaker's periodic reports on Forms 10-Q and 8-K, press releases, and other materials released to the public.

Any or all of the forward-looking statements in this report, in Quaker's 2002 Form 10-K, and in any other public statements we make may turn out to be wrong. This can occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this Report will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from our forward-looking statements.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in Quaker's subsequent reports on Forms 10-K, 10-Q and 8-K should be consulted. The risks and uncertainties that could impact the Company's future operations and results include, but are not limited to, further downturns in our customers' businesses, significant increases in raw material costs, worldwide economic and political conditions, foreign currency fluctuations, the current conflict in Iraq, and future security alerts and terrorist attacks such as those that occurred on September 11, 2001. Furthermore, the Company is subject to the same business cycles as those experienced by steel, automobile, aircraft, appliance, and durable goods manufacturers. These risks, uncertainties, and possible inaccurate assumptions relevant to our business could cause our actual results to differ materially from expected and historical results. Other factors beyond those discussed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Dividends per share





Condensed Consolidated Statement of Income

(Dollars in thousands except per share amounts)	Year Ended December 31, 2002	2001	2000
Net sales	**$274,521**	$251,074	$267,570
Costs and expenses:			
Cost of goods sold	**162,944**	150,045	155,530
Selling, general, and administrative expenses	**87,604**	80,484	86,865
Net gain on exit of businesses	—	—	(1,473)
Environmental charges	—	500	1,500
Restructuring charge	—	5,854	—
	250,548	236,883	242,422
Operating income	**23,973**	14,191	25,148
Other income, net	**1,135**	1,089	2,434
Interest expense	**(1,774)**	(1,880)	(2,030)
Interest income	**984**	1,030	934
Income before taxes, equity income and minority interest	**24,318**	14,430	26,486
Taxes on income	**7,782**	4,473	8,211
	16,536	9,957	18,275
Equity in net income of associated companies	**295**	613	1,424
Minority interest in net income of subsidiaries	**(2,534)**	(2,905)	(2,536)
Net income	**$ 14,297**	$ 7,665	$ 17,163
Per share data:			
Net income–basic	**$ 1.56**	$ .85	$ 1.94
Net income–diluted	**$ 1.51**	$ .84	$ 1.93
Dividends	**$ .84**	$ .82	$ .80
Weighted average shares outstanding:			
Basic	**9,172**	9,054	8,831
Diluted	**9,474**	9,114	8,896

See notes to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K.

Condensed Consolidated Balance Sheet

(Dollars in thousands except per share amounts)	December 31, 2002	2001
Assets		
Current assets		
Cash and cash equivalents	**$ 13,857**	$ 20,549
Accounts receivable, net	**53,353**	44,787
Inventories, net	**23,636**	18,785
Deferred income taxes	**5,874**	4,031
Prepaid expenses and other current assets	**6,953**	4,778
Total current assets	**103,673**	92,930
Property, plant, and equipment, net	**48,512**	38,244
Goodwill	**21,927**	14,960
Other intangible assets, net	**5,852**	1,442
Investments in associated companies	**9,060**	9,839
Deferred income taxes	**10,609**	9,085
Other assets	**14,225**	13,166
Total assets	**$213,858**	$179,666
Liabilities and Shareholders' Equity		
Current liabilities		
Short-term borrowings and current portion of long-term debt	**$ 12,205**	$ 2,858
Accounts payable	**27,461**	18,323
Dividends payable	**1,962**	1,873
Accrued compensation	**10,254**	8,109
Other current liabilities	**14,262**	14,343
Total current liabilities	**66,144**	45,506
Long-term debt	**16,590**	19,380
Deferred income taxes	**1,518**	1,233
Accrued pension and postretirement benefits	**28,723**	19,239
Other non-current liabilities	**5,166**	4,973
Total liabilities	**118,141**	90,331
Minority interest in equity of subsidiaries	**7,662**	8,436
Commitments and contingencies	—	—
Shareholders' equity		
Common stock, $1 par value; authorized 30,000,000 shares; issued (including treasury shares) 9,664,009 shares	**9,664**	9,664
Capital in excess of par value	**626**	357
Retained earnings	**110,448**	103,953
Unearned compensation	**(1,245)**	(1,597)
Accumulated other comprehensive loss	**(27,078)**	(24,075)
	92,415	88,302
Treasury stock, shares held at cost; 2002–342,109, 2001–526,865	**(4,360)**	(7,403)
Total shareholders' equity	**88,055**	80,899
Total liabilities and shareholders' equity	**$213,858**	$179,666

See notes to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K.



Condensed Consolidated Statement of Cash Flows

(Dollars in thousands)	Year Ended December 31, 2002	2001	2000
Cash flows from operating activities			
Net income	**$14,297**	$ 7,665	$17,163
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**5,432**	4,913	5,404
Amortization	**805**	1,467	1,408
Equity in net income of associated companies	**(295)**	(613)	(1,424)
Minority interest in earnings of subsidiaries	**2,534**	2,905	2,536
Deferred income taxes	**328**	(627)	(1,821)
Deferred compensation and other postretirement benefits	**35**	201	1,218
Net gain on exit of businesses	**—**	—	(1,473)
Environmental charges	**—**	500	1,500
Restructuring charge	**—**	5,854	—
Pension and other, net	**1,524**	(695)	596
Increase (decrease) in cash from changes in current assets and current liabilities, net of acquisitions and divestitures:			
Accounts receivable, net	**(657)**	7,573	(2,187)
Inventories	**(3,101)**	2,762	(650)
Prepaid expenses and other current assets	**(194)**	39	(1,596)
Accounts payable and accrued liabilities	**7,107**	(6,603)	(1,805)
Change in restructuring liabilities	**(2,156)**	(1,123)	(328)
Estimated taxes on income	**(1,261)**	(1,614)	2,852
Net cash provided by operating activities	**24,398**	22,604	21,393
Cash flows from investing activities			
Capital expenditures	**(10,837)**	(8,036)	(6,126)
Dividends from associated companies	**515**	1,208	625
Investments in and advances to associated companies	**—**	95	—
Payments related to acquisitions	**(21,285)**	(1,718)	(3,500)
Proceeds from sale of business	**—**	—	5,200
Proceeds from disposition of assets	**1,682**	259	1,006
Other, net	**(326)**	165	(11)
Net cash used in investing activities	**(30,251)**	(8,027)	(2,806)
Cash flows from financing activities			
Dividends paid	**(7,714)**	(7,410)	(6,989)
Net increase (decrease) in short-term borrowings	**9,026**	(56)	(290)
Repayment of long-term debt	**(2,853)**	(2,891)	(28)
Treasury stock issued	**2,951**	2,902	810
Treasury stock repurchased	**—**	—	(1,961)
Distributions to minority shareholders	**(2,673)**	(2,335)	(1,533)
Other, net	**—**	234	—
Net cash used in financing activities	**(1,263)**	(9,556)	(9,991)
Effect of exchange rate changes on cash	**424**	(1,024)	(721)
Net (decrease) increase in cash and cash equivalents	**(6,692)**	3,997	7,875
Cash and cash equivalents at beginning of year	**20,549**	16,552	8,677
Cash and cash equivalents at end of year	**$13,857**	$20,549	$16,552
Supplemental cash flow disclosures			
Cash paid during the year for:			
Income taxes	**$ 7,787**	$ 7,550	$ 6,935
Interest	**1,897**	1,876	2,020
Noncash investing activities			
Contribution of property, plant, and equipment to real estate joint venture	**$ —**	$ 4,358	$ —

See notes to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K.

Management's Responsibility
for Financial Reporting

The consolidated financial statements of Quaker Chemical Corporation have been prepared in accordance with generally accepted accounting principles and have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. The integrity and objectivity of information in these consolidated financial statements, including estimates and judgments, are the responsibility of management.

The Company's system of internal controls is designed to provide reasonable assurance that Company assets are safeguarded from loss or unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and properly recorded to permit the preparation of financial statements in accordance with generally accepted accounting principles. This system is augmented by careful selection and training of qualified personnel, proper division of responsibilities, the dissemination of written policies and procedures, and an internal audit program to monitor its effectiveness.

The Board of Directors, through its Audit Committee consisting of four outside directors, oversees management's financial reporting responsibilities. As part of these responsibilities, the Audit Committee meets regularly with representatives of management, the independent accountants, and the Company's Internal Audit function. The independent accountants and the Company's Internal Audit function have full and free access to the Audit Committee and meet with the committee both with and without the presence of management.



Ronald J. Naples
Chairman of the Board
and Chief Executive Officer



Michael F. Barry
Vice President,
Chief Financial Officer and Treasurer

Report of Independent Accountants

To the Shareholders and Board of Directors of Quaker Chemical Corporation

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Quaker Chemical Corporation and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, of cash flows and of shareholders' equity for each of the three years in the period ended December 31, 2002 (not presented herein) appearing in the December 31, 2002 Securities and Exchange Commission Annual Report on Form 10-K – Item 8; and in our report dated March 18, 2003, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets."



PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 18, 2003

Selected Financial Data

(Dollars in thousands except per share data and number of employees)	2002	2001[1]	2000[2]	1999[3]	1998[4]	1997[5]	1996[6]	1995[6]
Summary of Operations								
Net sales	**$274,521**	$251,074	$267,570	$265,671	$264,453	$248,220	$247,100	$233,907
Income (loss) before taxes	**24,318**	14,430	26,486	27,151	16,797	19,735	(3,997)	12,097
Net income (loss)	**14,297**	7,665	17,163	15,651	10,650	12,611	(7,599)	6,688
Per share								
Net income diluted, excluding special items	**1.51**	1.49	2.06	1.72	1.53	1.41	1.08	.76
Net income (loss) basic	**1.56**	.85	1.94	1.76	1.21	1.45	(.88)	.76
Net income (loss) diluted	**1.51**	.84	1.93	1.74	1.20	1.45	(.88)	.76
Dividends	**.84**	.82	.80	.77	.74	.71	.69	.68
Financial Position								
Current assets	**103,673**	92,930	103,181	96,241	96,068	95,857	86,552	87,375
Current liabilities	**66,144**	45,506	50,200	44,657	50,432	47,759	64,034	60,868
Working capital	**37,529**	47,424	52,981	51,584	45,636	48,098	22,518	26,507
Property, plant, and equipment, net	**48,512**	38,244	42,459	44,752	49,622	40,654	43,960	56,309
Total assets	**213,858**	179,666	188,239	182,213	191,403	172,463	165,608	185,408
Long-term debt	**16,590**	19,380	22,295	25,122	25,344	25,203	5,182	9,300
Shareholders' equity	**88,055**	80,899	84,907	81,199	83,735	74,976	73,566	93,215
Other Data								
Current ratio	**1.6/1**	2.0/1	2.1/1	2.2/1	1.9/1	2.0/1	1.4/1	1.4/1
Capital expenditures	**10,837**	8,036	6,126	5,726	8,099	5,580	6,923	9,833
Net income (loss) as a percentage of net sales	**5.2%**	3.1%	6.4%	5.9%	4.0%	5.1%	(3.1)%	2.9%
Return on average shareholders' equity	**17.0%**	9.2%	20.7%	19.0%	13.4%	17.0%	(9.1)%	7.2%
Shareholders' equity per share at end of year	**9.52**	8.94	9.59	9.09	9.41	8.60	8.53	10.76
Common stock per share price range:								
High	**25.50**	22.30	19.25	18.38	21.00	19.81	17.25	19.00
Low	**18.22**	16.12	13.38	13.50	13.00	15.00	11.75	11.00
Number of shares outstanding at end of year	**9,250**	9,047	8,851	8,934	8,894	8,720	8,620	8,664
Number of employees at end of year:								
Consolidated subsidiaries	**1,038**	955	943	923	923	871	835	870
Associated companies	144	156	205	247	266	250	232	235

[1] The results of operations for 2001 include restructuring charges of $5,854 pre tax, $4,039 after tax, or $0.44 per diluted share; an additional provision for doubtful accounts related to the poor financial condition of certain customers of $2,000 pre tax, $1,380 after tax, or $0.15 per diluted share; an environmental charge of $500 pre tax, $345 after tax, or $0.04 per diluted share; and nonrecurring organizational structure charges of $267 pre tax, $184 after tax, or $0.02 per diluted share. Excluding these items, net income for 2001 was $13,613, or $1.49 per diluted share.

[2] The results of operations for 2000 include an additional provision for doubtful accounts related to the poor financial condition of certain customers of $1,672 pre tax, $1,154 after tax, or $0.13 per diluted share; a net gain on exit of businesses of $1,473 pre tax, $1,016 after tax, or $0.11 per diluted share; and an environmental charge of $1,500 pre tax, $1,035 after tax, or $0.11 per diluted share. Excluding these items, net income for 2000 was $18,336, or $2.06 per diluted share.

[3] The results of operations for 1999 include a net restructuring credit of $314 pre tax, $188 after tax, or $0.02 per diluted share. Excluding this credit, net income for 1999 was $15,462, or $1.72 per diluted share.

[4] The results of operations for 1998 include net restructuring and integration charges of $5,261 pre tax, $2,882 after tax and minority interest, or $0.33 per diluted share. Excluding these charges, net income for 1998 was $13,532, or $1.53 per diluted share.

[5] The results of operations for 1997 include a gain on the sale of the European pulp and paper business of $2,621 pre tax, $1,703 after tax, or $0.20 per diluted share and a litigation charge of $2,000 pre tax, $1,320 after tax, or $0.16 per diluted share. Excluding these items, net income was $12,228, or $1.41 per diluted share.

[6] The results of operations for 1996 include a repositioning charge of $19,230 and an asset impairment charge of $5,225 totaling $24,455 pre tax, $16,912 after tax, or $1.96 per diluted share. Excluding these charges, net income for 1996 was $9,313, or $1.08 per diluted share.

Directors and Officers

Directors

Joseph B. Anderson, Jr.[2]
Chairman and Chief Executive Officer, Vibration Control Technologies, LLC, an automotive parts supplier and manufacturer

Patricia C. Barron[3,4]
Clinical Associate Professor and Senior Fellow, Stern School of Business, New York University

Peter A. Benoliel[1,4]
Former Chairman of the Board and Chief Executive Officer of the Company; Executive Committee Chairman

Donald R. Caldwell[2,3]
Chief Executive Officer, Cross Atlantic Capital Partners, Inc., a venture capital fund with offices in the U.S., Ireland, and England

Robert E. Chappell[1,4]
Chairman and Chief Executive Officer, The Penn Mutual Life Insurance Company

William R. Cook[2,3]
Former President and Chief Executive Officer, Severn Trent Services, Inc., a water purification products and laboratory and operating services company

Edwin J. Delattre[4]
Dean Emeritus, School of Education, Boston University; Nominating Committee Chairman

Robert P. Hauptfuhrer[1,2]
Former Chairman and Chief Executive Officer, Oryx Energy Company, an energy company; Audit Committee Chairman

Ronald J. Naples[1,4]
Chairman of the Board and Chief Executive Officer

Robert H. Rock[1,3]
President, MLR Holdings, LLC, an investment company with holdings in the publishing and information businesses; Compensation/Management Development Committee Chairman

Directors Emeriti

William L. Batchelor
Retired Senior Vice President of the Company

Francis J. Dunleavy
Retired Vice Chairman of the Board, International Telephone and Telegraph Corporation

Frederick Heldring
Chairman Emeritus, Philadelphia Development Partnership

Alex Satinsky[†]
Partner, Fox, Rothschild, O'Brien & Frankel, LLP

Executive Officers

Ronald J. Naples
Chairman of the Board and Chief Executive Officer

Joseph W. Bauer
President and Chief Operating Officer

Michael F. Barry
Vice President, Chief Financial Officer and Treasurer

Ian F. Clark
Vice President and Global Industry Leader–Metalworking/CMS

James A. Geier
Vice President–Human Resources

Mark A. Harris
Vice President and Global Industry Leader–Steel/Fluid Power

Wilbert Platzer
Vice President–Worldwide Operations

Officers

D. Jeffry Benoliel
Vice President, Secretary and General Counsel

José Luiz Bregolato
Vice President and Managing Director–South America

Daniel S. Ma
Vice President and Managing Director–Asia/Pacific

Irving H. Tyler
Vice President and Chief Information Officer

Irene M. Kisleiko
Assistant Corporate Secretary

Frank R. Olah
Tax Officer

[1]Executive Committee
[2]Audit Committee
[3]Compensation/Management Development Committee
[4]Nominating Committee

[†]Deceased February 21, 2003

Global Operations

Corporate Headquarters

Quaker Chemical Corporation
One Quaker Park
901 Hector Street
Conshohocken, Pennsylvania 19428
610-832-4000
610-832-8682 (Fax)
Web site: *www.quakerchem.com*

Quaker Chemical Corporation
Wilmington, Delaware

North American Operations

Quaker Chemical Corporation
Conshohocken, Pennsylvania
◦ Detroit, Michigan

AC Products, Inc.
Placentia, California

Epmar Corporation
Santa Fe Springs, California

Q^2 Technologies, LLC
Conroe, Texas *(70% owned)*

Quaker Park Associates, L.P.
Conshohocken, Pennsylvania
(50% owned)

Scrubber Solutions, LLC
Conroe, Texas *(49% owned)*

United Lubricants Corporation
Middletown, Ohio

TecniQuimia Mexicana S.A. de C.V.
Monterrey, Mexico *(40% owned)*

H. L. Blachford, Ltd.
Mississauga, Canada
Licensee

European Operations

Quaker Chemical B.V.
Uithoorn, The Netherlands

Quaker Chemical Europe B.V.
Uithoorn, The Netherlands

Quaker Chemical Limited
Stonehouse, England

Quaker Chemical S.A.
Villeneuve la Garenne, France

Quaker Chemical, S.A.
Barcelona, Spain

Quaker Chemical South Africa (Pty.) Ltd.
Jacobs, Republic of South Africa
(51% owned)

Asia/Pacific Operations

Nippon Quaker Chemical, Ltd.
Osaka, Japan *(50% owned)*

Quaker Chemical (Australasia) Pty. Limited
Seven Hills, Australia *(51% owned)*

Quaker Chemical India Limited
Calcutta, India *(55% owned)*

Quaker Chemical Limited
Hong Kong

Wuxi Quaker Chemical Co., Ltd.
Wuxi, China *(60% owned)*

Buhmwoo Company, Ltd.
Seoul, South Korea
Licensee

South American Operations

Kelko Quaker Chemical, S.A.
Caracas, Venezuela *(50% owned)*

Quaker Chemical Indústria e Comércio S.A.
Rio de Janeiro, Brazil *(60% owned)*

Quaker Chemical Operaçóes, Ltda.
Rio de Janeiro, Brazil *(60% owned)*

Quaker Chemical Participaçóes, Ltda.
Rio de Janeiro, Brazil

Quaker Chemical S.A.
Buenos Aires, Republic of Argentina

Corporate Information

Independent Accountants

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, Pennsylvania 19103

Stock Transfer Agent

For address changes, dividend checks, lost stock certificates, share ownership and other administrative services, contact: American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038: 800-937-5449 or *www.amstock.com.*

Investor Relations

Security analysts, portfolio managers and representatives of financial institutions seeking information about the Company are invited to contact: Michael F. Barry, Vice President & Chief Financial Officer at 610-832-8500.

Copies of the Company's Annual Report on Form 10-K and other filings will be provided without charge upon request by contacting: Irene M. Kisleiko, Assistant Secretary at 610-832-4119 or via email at *irene_kisleiko @quakerchem.com.*

We also invite you to take advantage of the Investor Relations section of our Web site *www.quakerchem.com* for expanded information about the Company.

Annual Meeting

The Annual Meeting of Shareholders will be held at the Corporation's headquarters located at One Quaker Park, 901 Hector Street, Conshohocken, Pennsylvania, on May 14, 2003 at 10:00 a.m.

Dividend Reinvestment and Stock Purchase Plan

Quaker's Dividend Reinvestment and Stock Purchase Plan offers shareholders a convenient and economical way to purchase additional Quaker Common Shares through the reinvestment of dividends and/or voluntary cash contributions without commissions or transaction fees. For further information concerning the Plan, contact American Stock Transfer & Trust Company at 800-278-4353.

Quarterly Stock Information

The following table sets forth, for the calendar quarters during the past two years, the high and low sales prices for the common stock as reported by the NYSE (amounts rounded to the nearest penny), and the quarterly dividends declared as indicated:

	2002		2001		Declared Dividends	
	High	Low	High	Low	**2002**	2001
First Quarter	**$25.50**	**$19.84**	$19.00	$16.12	**$.21**	$.20½
Second Quarter	**24.90**	**20.51**	20.99	17.17	**.21**	.20½
Third Quarter	**25.00**	**18.32**	21.75	16.96	**.21**	.20½
Fourth Quarter	**23.68**	**18.22**	22.30	18.00	**.21**	.20½

As of January 17, 2003 there were 872 shareholders of record of the Company's common stock, $1.00 par value, its only outstanding class of equity securities. This number does not include shareholders whose shares were held in nominee name.



The Quaker Code

Our core values are real world statements of how we conduct our lives in Quaker, that is, what governs our decisions and behavior.

1. The pursuit of constructive change and the flexibility to adapt are our fundamental requirements for success. We choose not to be constrained by our past. Whatever we have been in the past, whatever we think are the limitations and constraints of today, we can choose what we want to be and can act to change.

2. We shoot high in expectations and performance. Growth, as individuals and as a Company, is best accomplished by reach that exceeds our grasp. This implies a level of risk in our activities, but we accept that risk, and the freedom to sometimes fail, as the necessary cost of making progress. We hold ourselves and those around us to standards of performance that demand our best efforts.

3. To do what we say we're going to do is the cornerstone of our integrity. On this cornerstone, we build our commitment to results rather than intent or effort. We set objectives, against which we measure ourselves, and commitments, which are promises to do all in our power to accomplish a task, and we hold ourselves accountable to deliver on these. The only thing worse than missing a commitment is the failure to respond to it.

4. Meeting the needs of our customers is our highest commitment. Reliably and efficiently serving those who use our products and services is the key to our success as a Company. All actions and activities undertaken in our Company are tied directly to success with and for our customers.

5. Honesty, open communications, and respect for people are our basic rules for dealing with each other. Open and direct communication among all levels of the Company is key to respect and trust. These are based on honesty, candor, and fair treatment in that within the Company we report completely, welcome disagreement in the effort to find the best answer, and treat each other the way we would want to be treated.

6. We take individual action with the success of the whole as the most important criterion. Our ability to achieve depends on our willingness to act decisively as individuals in recognition that to wait for others or to do nothing betrays our responsibility for the Company's success. We always act within the context of contributing to the team of which we are a part and to the Company as a whole.

7. Financial success is a legitimate goal and a critical result. Profitability fuels the capability of the Company to provide a rewarding and satisfying experience for its people and perpetuates it as an engine for economic prosperity for all those associated with it, whether by ownership or livelihood. Because our economic enterprise is importantly connected to the quality of life in our society, we strive to give back to the communities in which we operate.

Our Mission

Quaker is a global marketer of industrial process fluids and related products and services. We enable our customers to focus on their critical competitive advantages by supplying a superior combination of product, application, and process expertise.

We target those customers to whom we can quantify and deliver lower total costs and/or improved end product quality by:

- Providing our customers with advantaged products and integrated services
- Helping our customers achieve their goals faster and more efficiently than our competitors
- Rapidly responding to our customers' unique problems

By focusing on these competitive strengths, we will achieve leading market share in every market segment we serve. This will build value for our shareholders and provide challenging and rewarding careers for our associates.

Photography by Robert Burke; printed by CRW Graphics.





Quaker Chemical Corporation
Conshohocken, Pennsylvania 19428 U.S.A.
www.quakerchem.com



